Cygnus Capital, Inc.
3060 Peachtree Road NW, Suite 1080
Atlanta, Georgia 30305

December 1 , 2020

Ladies and Gentlemen:

Cygnus Capital, Inc. ("Cygnus Capital"), on behalf of itself and its affiliates, hereby requests that Ashford Hospitality Trust, Inc. (the "Company") grant an exception to the Ownership Limit, as such term is defined in the Articles of Amendment and Restatement (the "Charter"), such that Cygnus Capital and its affiliates may acquire, in the aggregate, up to fifteen percent (15%) of the Common Stock (the "Stock") of the Company (the "Excepted Holder Limit").

The Charter of the Company sets forth certain limitations regarding ownership of the Company's stock, including an Ownership Limit (terms used but not otherwise defined herein have the meanings ascribed to them in the Charter).

So that the Company may evaluate whether the ownership by Cygnus Capital of the Stock up to the Excepted Holder Limit would jeopardize the Company's qualification as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), we hereby certify to you that:

1. Cygnus Capital qualifies as an S-Corporation for U.S. federal income tax purposes.

2. Cygnus Capital and its affiliates will not have Tax Ownership of more than fifteen percent (15%) of the Stock at any time (or such greater amount as is caused by (i) an acquisition of the Stock in a stock dividend, rights dividend, stock split, reinvestment or similar transaction or (ii) a reduction in the number of shares of the Stock outstanding). For purposes of this letter, "Tax Ownership" means ownership for purposes of Section 856(d) or Section 856(h)(1) of the Code.

3. No individual (as defined in Section 542(a)(2) of the Code and as modified by Section 856(h)(3) of the Code) has 5/50 Ownership of more than 9.8% of the issued and outstanding Stock of the Company solely as a result of the Stock of the Company held by Cygnus Capital. For purposes of this letter, "5/50 Ownership" means ownership for purposes of Section 856(h)(1) of the Code.

4. During the Restricted Period, (i) with respect to all securities of the Company of which Cygnus Capital and its affiliates, directly or indirectly, have Beneficial Ownership and over which Cygnus Capital or any of its affiliates has the right to vote as of the record date for any meeting of the Company's stockholders or action by written consent (the "Cygnus Securities"), Cygnus Capital and its affiliates shall cause all such securities to be present for quorum purposes and (ii) Cygnus and its affiliates shall vote or cause to be voted any Cygnus Securities in excess of the Ownership Limit (A) in favor of each director nominated and recommended by the board of directors of the Company for election at any such meeting or action by consent, (B) against any stockholder nominations for director or purported

stockholder nominations for director which are not approved and recommended by the board of directors of the Company for election at any such meeting or action by consent, and (C) in accordance with the recommendation of the Company's board of directors with respect to the Company's "say-on-pay" proposal and any other proposal or stockholder proposal presented at any such meeting of stockholders or action by consent. For purposes of this letter, "Restricted Period" shall mean any period during which Cygnus Capital and its affiliates have Beneficial Ownership of greater than 9.8% of the Stock or any other series of class of shares of the Company. "Beneficial Ownership" shall have the same meaning as set forth in Rule 13d-3 promulgated by the Securities Exchange Commission under the Securities Exchange Act of 1934 (and the term "Beneficially Own" shall have a correlative meaning). "Person" or "Persons" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, labor union or chapter or other division thereof, organization or other entity of any kind or nature.

5. Cygnus Capital will not take any action after the date of this letter that will cause the representations, warranties and covenants made herein to fail to be true and accurate in the future with respect to any Stock of the Company held by Cygnus Capital.

6. Cygnus Capital does not have any knowledge that granting this waiver would otherwise result in the Company's failure to qualify as a real estate investment trust or result in Ashford Hospitality Limited Partnership (or any successor thereto) to fail to qualify as a partnership for federal income tax purposes.

7. Cygnus Capital will not make any additional, subsequent or other acquisition of any shares of any other series or class of the Company if such subsequent acquisition would result in Cygnus Capital owning more than nine point eight percent (9.8%) of any such other series or class of shares of the Company, without providing written notice to the Company of the event at least five (5) days in advance, and only after having obtained the written consent from the Company, of any such contemplated or intended acquisition, which such consent will be subject to the receipt and satisfaction of certain requirements, representations and undertakings as may be requested by the Company in its sole and absolute discretion.

8. Cygnus Capital agrees that any breach or violation, or attempted breach or violation of the representations and undertakings contained herein, shall be subject to the application and enforcement of the remedies provided in Section 2 of ARTICLE VI of the Charter and any other remedies available to the Company.

9. During the Restricted Period, Cygnus Capital agrees to provide the Company, at the Company's reasonable request, information regarding the number of shares of Stock or any other series or class of stock in the Company owned by Cygnus Capital in the future, provided the Company agrees it will not use or disclose such information other than (a) as required by law and (b) in connection with determining compliance with the Charter, the Excepted Holder Limit and the

provisions of the Code regarding qualification of the Company as a REIT for U.S. federal income tax purposes as required by law.

10. To the extent that the Excepted Holder Limit is granted by the Board, Cygnus Capital will be subject to the Excepted Holder Limit in lieu of the Stock Ownership Limit, and may not hold the Stock in excess of the Excepted Holder Limit, unless Cygnus Capital receives another exemption and a new Excepted Holder Limit from the Board, and such holding would not otherwise violate the requirements of Article VI of the Charter.

11. To the extent that the Excepted Holder Limit is not granted by the Board or the Restricted Period terminates, this letter shall immediately become void and have no further legal force or effect.

Very truly yours,

Cygnus Capital, Inc.

DocuSigned by:

By: ______________ 7F3486AA9EAF46D...

Name: Christopher Swann

Title: President and Chief Executive Officer